UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of March 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

TABLE OF CONTENTS

I.	EDP Release – March 6, 2007: EDP SELLS A 5% STAKE IN REN

II.	EDP Release – March 6, 2007: HC ENERGIA REPORTS CONSOLIDATED EBITDA OF €428M IN 2006

Lisbon, March 6th 2007

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR Relations

DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP SELLS A 5% STAKE IN REN

Following the information released on November 13, 2006, today, EDP signed a sale and purchase agreement with Red Eléctrica de España, S.A., the operator of the Spanish electricity transmission network, for the sale of a shareholding of 5% in the share capital of REN - Redes Energéticas Nacionais, SGPS, S.A. (formerly known as REN - Rede Eléctrica Nacional, S.A.) (“REN”).

The value of these shares will be based on REN´s IPO price, foreseen to occur in 2007 as a result of the reprivatization, and on the evolution of the market price of these shares during the first few trading months. The transaction involves an initial cash payment which will be adjusted later on, in accordance with the above mentioned price calculation mechanism.

EDP - Energias de Portugal, S.A.

EDP - Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 5006972566

		Lisbon, March 6th 2007

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US

HC ENERGIA REPORTS

CONSOLIDATED EBITDA OF €428M IN 2006

HC Energia, EDP subsidiary in the Spanish market, reported in 2006 consolidated sales of €2.107m, a 3% increase YoY, and a consolidated EBITDA of €428m, a 14% decline YoY.

The volume of electricity produced by our conventional generation plants in Spain amounted to 13.584 GWh in 2006, a 12% decline YoY. The programmed maintenance stoppages at HC Energia’s main thermal plants, Aboño 2 (coal) in 2Q06 and Castejón (CCGT) in 1Q06 had a significant contribution to the referred decline in the 2006 generation output.

	Electricity generation output (GWh)	2006	2005	Chg. %
	Hydro	846	847	-0.2
	Coal	9,854	11,164	-11.7
	CCGT	1,692	2,109	-19.7
	Nuclear	1,192	1,253	-4.9
	Total electricity generation output *	13,584	15,372	-11.6

*  excluding pumping own consumption

HC Energia EBITDA in 2006 was penalized by €48m due to the negative impacts reflecting the Royal Decree 3/2006 measures: €16m at the level of electricity distribution due to the €42.35/MWh price set for energy sold by generators and purchased by distributors in the pool by the same company and €32m due to the reconsideration of CO2 internalization in market price. On these issues, HC Energia maintained prudent interpretation criteria, in line the criteria of CNE and the Ministerial Order project which should regulate the referred measures.

EDP – Energias de Portugal, S.A.    Listed Company     Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500697256

In liberalized electricity supply in Spain, HC Energia sold 8.313 GWh, 40% growth YoY, and improved by 16% YoY its average net selling price. Considering just direct retail customers, and excluding sales to out-of-the-group suppliers, electricity sales to liberalized retail customers amounted to 6,671 GWh in 2006, a 12.6% increase YoY.

In electricity distribution, the number of electricity customers rose by 3% YoY to 603.181 while electricity distributed increased by 2.6% YoY to 9.550 GWh.

Naturgas, our subsidiary for the gas business in Spain, contributed to HC Energia consolidated figures with an EBITDA of €113.5m, representing a 7.3% growth YoY.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP – Energias de Portugal, S.A.     Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500697256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer